September 15, 2016

VIA EDGAR AND FEDEX OVERNIGHT

Sonia Gupta Barros
Assistant Director
Office of Real Estate and Commodities
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3233
100 F Street, N.E.,
Washington, DC 20549

Re:        HC Government Realty Trust, Inc.
Amendment No. 2 to Offering Statement on Form 1-A
Filed September 15, 2016
File No. 024-10563

Dear Ms. Barros:

On behalf of HC Government Realty Trust, Inc., a Maryland corporation (the “Issuer”), I am submitting the following letter to the U.S. Securities and Exchange Commission (the “Commission”) in response to the comment letter dated August 24, 2016 (the “Comment Letter”) to the Issuer’s Amendment No. 1 to its Offering Statement on Form 1-A filed on July 29, 2016 (“Amendment No. 1”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Commission. This letter is being submitted contemporaneously with the filing of the Issuer’s Amendment No. 2 to its Offering Statement on Form 1-A (“Amendment No. 2”) containing changes made in response to the Staff’s comments and for the purpose of updating and revising certain information in Amendment No. 1. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2.

For convenience of reference, each Staff comment contained in the Comment Letter is reprinted below in italics, numbered to correspond with paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response of the Company.

For the Staff’s ease of review, we have also provided two clean copies of Amendment No. 2, and two copies to show changes against Amendment No. 1. All page references in the responses are to pages of the clean copy of Amendment No. 2.

Richmond Office | 1401 E. Cary St. | Richmond, VA 23219 | Phone: 804.823.4000
Richmond Office Mailing Address | P.O. Box 2470 | Richmond, VA 23218-2470

www.kv-legal.com

Sonia Gupta Barros
Assistant Director
U.S. Securities and Exchange Commission
September 15, 2016

Commission’s Comment 1. We note your response to comment 1. We also note that Edwin Stanton, your Chief Executive Officer, “is directly responsible for the development and implementation of our company’s corporate, investment and capitalization strategies.” We also note that prior to Holmwood Capital’s formation, Mr. Statnton was a founding Principal of U.S. Federal Properties Trust, where he was responsible for all property acquisitions, and that Mr. Stanton co-founded SRS Investments, where he was involved in all aspects of the company and was responsible for the acquisition, financing, and management of investment properties. We also note that, according to SRS Investments’ website, Edwin M. Stanton appears to be a current principal at that firm. Please revise your disclosure to include a discussion of any material historical adverse business developments that Mr. Stanton and entities affiliated with Mr. Stanton have experienced.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 69. Also see references to that disclosure on pages 2, 17, 49 and 76.

Commission’s Comment 2. We note your response to comment 5. Please also provide in your tabular summary a summary of the expense reimbursement provision contained in Section 7(b) of the Management Agreement.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 8 and 80.

Commission’s Comment 3. Please disclose whether the property management termination fee will be payable in the event of a non-renewal of the agreement.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 9 and 80.

Commission’s Comment 4. Please revise to specifically address the dilution to new investors caused by distributions made to stockholders that are in excess of earnings.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 33.

Commission’s Comment 5. We note the last sentence of your disclosure indicates that the amount of acquisition fees payable to your manager is not determinable at this time. Please reconcile this disclosure with your disclosure of an estimate for such fees on page 8.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 40. As a further explanation, the Issuer can approximate the acquisition fees payable to its Manager; however, the Issuer would have to assume the value of its common stock at the time of each acquisition fee to determine number of Acquisition Fee Securities payable to the Manager. By making this assumption, the Issuer would also be effectively assuming the dilution that would occur from the issuance of the Acquisition Fee Securities.

Sonia Gupta Barros
Assistant Director
U.S. Securities and Exchange Commission
September 15, 2016

Commission’s Comment 6. Given the significant coverage shortfall, please revise the table to include line items showing the cash shortfall that is expected to be paid with the offering proceeds.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on page 43.

Commission’s Comment 7. We note your revised disclosure and the significant shortfall between your estimated initial annual distribution and estimated cash available for distribution based upon both minimum and maximum offerings. Please disclose gross amount of the shortfall based on both the minimum and maximum offerings, and indicate that this is the amount of proceeds from the offering that may be used to pay the shortfall should you not be successful in finding another source of cash or financing. Your revised disclosure should include a statement that there can be no assurance that you will find another source of cash or financing. In addition to revising your policy disclosure, please update the table on page 43 to disclose the gross amount of the shortfall. Finally, please apply this comment, as applicable, to your discussion of distribution policy on page 10 and your risk factor disclosure on page 33.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 10, 33, 42 and 43.

Commission’s Comment 8. We note that you have disclosed a payout ratio of 205% within your table on page 43. It appears that you disclosed 213% for the same ratio on pages 10 and 42. Please advise.

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 10, 33, 42 and 43.

Commission’s Comment 9. We note your disclosure that following achievement of your minimum offering amount, you intend to hold additional closings on at least a monthly basis. Please revise to clarify the level of discretion you have in determining the amount to be sold for each subsequent closing and the length of time a subscriber should expect to wait before receiving securities. Please also clarify whether a subscriber will have a right to the return of their funds after the minimum offering amount has been reach, but before a subsequent closing has been declared.

Issuer’s Response:  In response to the Staff’s comment, please see the revised disclosure on pages 45 and 89.

Commission’s Comment 10. We reissue comment 18. Please revise to discuss with greater specificity the consideration and benefits each related entity and individual will receive and how this was valued. Please also include a discussion of any other related party transactions, including the property management agreement, the repayment of the Standridge Note, which is guaranteed by Messrs. Kaplan, Kaplan, Jr., Kurlander and Stanton, and Baker Hill Holding LLC, and the offering of the Series A Preferred Stock to your related parties.

Sonia Gupta Barros
Assistant Director
U.S. Securities and Exchange Commission
September 15, 2016

Issuer’s Response: In response to the Staff’s comment, please see the revised disclosure on pages 84 – 86. As a further response, for each related party transaction that can be valued at this time, the Issuer has disclosed the value of the consideration and benefits each related entity or individual will receive. The Issuer does not believe that the value of the other related party transactions to management can be reasonably estimated, if at all.

Commission’s Comment 11. Please refile Exhibit 6.4 with a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. Please see Item 17(6)(a) of Part III of Form 1-A.

Issuer’s Response: In response to the Staff’s comment, please see Exhibit 6.4. As a further response, the Issuer agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request. With regard to Exhibit B to Exhibit 6.4, the Issuer does not know the allocation of the OP Unit consideration to the various Contribution Properties; however, the aggregate OP Units issuable to Holmwood will not change as a result of this allocation. As set forth on revised Exhibit B to the Amendment to the Contribution Agreement, filed as Exhibit 6.25, the parties to the Contribution Agreement have agreed to complete Exhibit B at closing. With regard to Exhibits E and F, please see the explanatory notes contained in the respective exhibits.

Commission’s Comment 12. For each of the two consents provided, please advise whether or not the original consents which you maintain have the signature of your independent accountant as the consents provided in your filing do not include an electronic signature. In addition, please have your independent auditors revise their consents to include a signature.

Issuer’s Response:  In response to the Staff’s comment, the independent accountant signed each of the consents. Please see the consents contained in Exhibit 11.1.

The Issuer respectfully believes that the revisions to Amendment No. 1 contained in Amendment No. 2, and the supplemental information contained herein, are responsive to the Staff’s comments. Please feel free to contact me at the above number for any questions related to this filing. We appreciate the Staff’s timely response.

Sonia Gupta Barros
Assistant Director
U.S. Securities and Exchange Commission
September 15, 2016

Very truly yours,

/s/ T. Rhys James
T. Rhys James

cc:          Edwin Stanton (via electronic mail)
Robert R. Kaplan, Jr., Esq. (via electronic mail)
Trevor D. Wind, Esq. (via electronic mail)

Enclosures